EXHIBIT 12

RURAL ELECTRIC COOPERATIVE GRANTOR TRUST (KEPCO) SERIES 1997
Computation of Ratio of Income (Loss) to Fixed Charges

For the Years Ended December 31, 2006, 2005, 2004, 2003, and 2002

	2006	2005	2004	2003	2002

Net income (loss)	$1,778,458	$2,778,964	$1,582,063	$2,649,822	$(4,516,685)
Add: Fixed charges	2,310,806	1,577,432	716,221	617,143	968,217

Income (loss) available for fixed
charges	$4,089,264	$4,356,399	$4,356,399	$3,266,965	$(3,548,468)

Fixed charges:
Interest on all debt	$2,310,806	$1,577,435	$716,221	$617,143	$968,217

Total fixed charges	$2,310,806	$1,577,435	$716,221	$617,143	$968,217

Ratio of income (loss) to fixed
charges	1.77	2.76	3.21	5.29	*

Deficiency	$0.00	$0.00	$0.00	$0.00	$4,516,685

*Earnings inadequate to cover fixed charges.